Via Facsimile and U.S. Mail
Mail Stop 6010

October 10, 2007

Mr. Friedhelm Blobel, Ph.D.
President and Chief Executive Officer
SciClone Pharmaceuticals, Inc.
901 Mariner's Island Boulevard
San Mateo, CA 94404

Re: SciClone Pharmaceuticals, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed March 16, 2007
        File No. 000-19825

Dear Mr. Blobel:

        We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief